To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen - The Bank of New York, Hong Kong
Ms Kathy Jiang - The Bank of New York, New York, USA

The Standard (Thursday, 24 March 2005)


05007087



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liabilities)
(Stock Code: 511)

ANNOUNCEMENT OF 2004 ANNUAL RESULTS

The directors of Television Broadcasts Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004 as follows:

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004 HK$'000	2003 HK$'000
Turnover		3,816,936	3,311,162
Cost of sales		(1,841,449)	(1,692,513)
Gross profit		1,975,487	1,618,649
Other revenues	2	58,220	37,922
Selling, distribution and transmission costs		(450,258)	(442,818)
General and administrative expenses		(512,948)	(574,207)
Other operating income/(expenses)		10,890	(106,382)
Gain on deemed disposal of subsidiaries		–	27,726
Gain on disposal of a subsidiary		–	5,213
Operating profit	3	1,081,391	566,103
Finance costs	4	(7,006)	(17,202)
Share of losses of			
Jointly controlled entities		(6,099)	(47,080)
Associated companies		(166,402)	(16,734)
Profit before taxation		901,884	485,087
Taxation	5	(152,312)	(25,378)
Profit after taxation		749,572	459,709
Minority interests		(30,157)	(18,711)
Profit attributable to shareholders		719,415	440,998
Dividends		438,000	350,400
Dividends per share			
Interim dividend paid		HK$0.20	HK$0.20
Final dividend proposed		HK$0.80	HK$0.60
Earnings per share	6	HK$1.64	HK$1.01

Notes:

1. **Segment information**

An analysis of the Group's turnover and results for the year by business segments is as follows:

2004

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Group total HK$'000
Turnover *(Note 1a)*							
External sales	2,005,790	581,817	213,834	907,560	107,935	-	3,816,936
Inter-segment sales	1,142	97,426	183	14,912	8,295	(121,958)	-
	2,006,932	679,243	214,017	922,472	116,230	(121,958)	3,816,936
Segment results *(Note 1a)*	519,227	375,081	(7,010)	171,403	21,015	1,675	1,081,391
Finance costs							(7,006)
Share of losses of							
Jointly controlled entities	-	-	-	(6)	(6,093)		(6,099)
Associated companies	-	-	-	(166,402)	-		(166,402)
Profit before taxation							901,884
Taxation							(152,312)
Profit after taxation							749,572
Minority interests							(30,157)
Profit attributable to shareholders							719,415

Note 1a: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	142,350	-	26,142		168,492
Segment results	-	-	24,547	-	10,132		34,679

2003

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Group total HK$'000
Turnover *(Note 1b)*							
External sales	1,723,846	554,554	231,177	694,282	107,303	-	3,311,162
Inter-segment sales	1,461	98,643	71	15,489	10,405	(126,069)	-
	1,725,307	653,197	231,248	709,771	117,708	(126,069)	3,311,162
Segment results *(Note 1b)*	175,069	362,544	(97,163)	83,258	6,278	3,178	533,164
Gain on deemed disposal of subsidiaries							27,726
Gain on disposal of a subsidiary							5,213
Finance costs							(17,202)
Share of losses of							
Jointly controlled entities	-	-	-	(47,080)	-		(47,080)
Associated companies	-	-	-	(16,734)	-		(16,734)
Profit before taxation							485,087
Taxation							(25,378)
Profit after taxation							459,709
Minority interests							(18,711)
Profit attributable to shareholders							440,998

Note 1b: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	148,527	-	24,528		173,055
Segment results	-	-	(87,673)	-	9,232		(78,441)

An analysis of the Group's turnover and operating profit/(loss) for the year by geographical segments is as follows:

	Turnover 2004 HK$'000	Turnover 2003 HK$'000	Operating profit/(loss) 2004 HK$'000	Operating profit/(loss) 2003 HK$'000
Geographical segments:				
Hong Kong	2,281,105	1,819,702	587,331	184,045
Taiwan	703,831	671,171	155,050	145,446
USA and Canada	208,667	217,557	106,873	9,703
Australia	60,510	53,318	(11,933)	(32,410)
Europe	78,953	90,149	(19,119)	6,305
Mainland China	104,922	104,237	56,571	50,841
Malaysia and Singapore	337,056	326,310	184,095	161,275
Other countries	41,892	28,718	22,523	7,959
	3,816,936	3,311,162	1,081,391	533,164
Gain on deemed disposal of subsidiaries				27,726
Gain on disposal of a subsidiary				5,213
				566,103

2. **Other revenues**

	2004 HK$'000	2003 HK$'000
Interest income	20,294	3,491
Others	37,926	34,431
	58,220	37,922

3. **Operating profit**

Operating profit is stated after charging the following:

	2004 HK$'000	2003 HK$'000
Charging		
Depreciation – owned fixed assets	269,748	235,107
Depreciation – leased fixed assets	27	212
Cost of programmes, film rights and stocks	1,311,297	1,151,008
Amortisation of goodwill	7,397	2,127
Impairment of fixed assets	–	15,978
Provisions for onerous contracts	–	95,277

4. **Finance costs**

	2004 HK$'000	2003 HK$'000
Interest on overdrafts, bank loans and other loans		
– wholly repayable within five years	4,286	14,375
– not wholly repayable within five years	2,682	2,762
Interest element of finance leases	38	65
Interest element of land premium paid	–	2,071
Total borrowing costs incurred	7,006	19,273
Less: Amount capitalised in land and buildings	-	(2,071)
	7,006	17,202

5. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2004 *HK$'000*	2003 *HK$'000*
Current taxation:		
– Hong Kong profits tax	80,863	7,673
– Overseas taxation	34,209	6,011
– Under/(over) provisions in prior years	2,580	(4,674)
Deferred taxation relating to the origination and reversal of temporary differences	34,660	10,950
Deferred taxation resulting from an increase in tax rate	–	5,418
	152,312	25,378

6. Earnings per share

The earnings per share is calculated based on the Group's profit attributable to shareholders of HK$719,415,000 (2003: HK$440,998,000) and 438,000,000 shares in issue throughout the years ended 31 December 2004 and 2003.

DIVIDENDS

At the Annual General Meeting to be held on 25 May 2005, the directors will recommend a final dividend of HK$0.80 (2003: HK$0.60) per share to shareholders who are on the Register of Members on that date. Together with the interim dividend of HK$0.20 per share, the dividend distribution for the year will be HK$1.00 per share or HK$438 million in total. Dividend warrants will be despatched to shareholders on 3 June 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

(a) Overview

For the year ended 31 December 2004, the Group achieved a turnover of approximately HK$3,817 million (2003: HK$3,311 million), which represented an increase of 15%. Cost of sales amounted to approximately HK$1,842 million (2003: HK$1,692 million), which represented an increase of 9%. Gross profit for the year amounted to approximately HK$1,975 million (2003: HK$1,619 million), which represented a gross profit percentage of 52% (2003: 49%).

Selling, distribution and transmission costs amounted to approximately HK$450 million (2003: HK$443 million), which represented an increase of 2%. General and administrative expenses amounted to approximately HK$513 million (2003: HK$574 million), which represented a decrease of 11%. The reason for the reduction in this expenditure was principally due to the relocation from the former base in Clear Water Bay to TVB City in Tseung Kwan O which resulted in savings in rental and rates charges. The effect of this reduction had more than offset the additional depreciation charges at TVB City. Finance costs for the year amounted to HK$7 million (2003: HK$17 million) which showed a reduction of 59%. This was the result of the repayments of bank borrowings in Hong Kong.

Share of losses of jointly controlled entities, was reduced from HK$47 million to HK$6 million. However, the Group's share of the losses of an associated company, Galaxy Satellite Broadcasting Limited, increased from HK$16 million to HK$166 million for the year, which represented the share of losses since the commercial launch of pay TV operations on 18 February 2004 to 31 December 2004.

Overall, the profit attributable to shareholders amounted to HK$719 million (2003: HK$441 million), which represented an increase of 63%. Earnings per share was HK$1.64 (2003: HK$1.01).

Included in cost of sales was the cost of programme, film rights and stocks which amounted to approximately HK$1,311 million (2003: HK$1,151 million). Increase in the spending in programmes was due to the costs for the coverage of the Olympic Games in Athens during August 2004, and an increase in output of drama production for Hong Kong and overseas consumption.

(b) Comments on Segmental Information

Revenue from terrestrial television broadcasting, which comprised predominantly local advertising revenue, increased from HK$1,725 million to HK$2,007 million, which represented an increase of 16%. Cost of sales, which comprised costs of own produced TV programmes and film rights, was kept under tight budgetary control and, as a result, the gross margin saw a single-digit percentage improvement over last year. Other costs were also lower than 2003 and, as a result, gave rise to an operating profit for this segment of HK$519 million (2003: HK$175 million).

Revenue from programme licensing and distribution increased from HK$653 million to HK$679 million, which represented an increase of 4%. Our costs of distribution were in line with the growth of the business. As noted in the business review, the primary area of growth came from key markets, such as Singapore and mainland China, in terms of telecast and licensing of programmes. This segment contributed an operating profit of HK$375 million (2003: HK$363 million).

Revenue from overseas satellite pay TV operations, which comprised TVB Satellite Platform ("TVBSP") USA, TVB Australia ("TVBA") and The Chinese Channel ("TCC") Europe, showed a small reduction from HK$231 million to HK$214 million, which represented a decrease of 7%. In 2003, provision was made for an onerous contract in relation to a transponder lease with a satellite company, which was not repeated in 2004. Subsequent write back of the overprovided amount in relation to the transponder lease in 2004 had resulted in a substantial reduction in costs in 2004. This segment contributed an operating loss of HK$7 million (2003: an operating loss of HK$97 million). We anticipate that the profitability of this business should further improve.

Revenue from channel operations, which comprised TVBS operating under Liann Yee Production Co. Ltd. ("LYP") in Taiwan, the two channels – TVB8 and Xing He and the supply of channels to Galaxy, showed a marked increase of 30% from HK$710 million to HK$922 million. Improvement in revenue from LYP, TVB8 and Xing He were noted due to the increase in advertising revenue and the subscriber base. This segment contributed an operating profit of HK$171 million (2003: HK$83 million).

(c) Business Review and Prospects

Terrestrial Television Broadcasting

A strong showing in March heralded the start of a good year. March sales were up more than 25% when compared to 2003. This was followed by robust revenue growth in April and May, which recorded growth of more than 50% over the same two months in 2003. (These two months in 2003 were the worst affected by SARS). Throughout the summer and autumn period of July to October, revenue growth over 2003 was in excess of 20%. The stellar performance between March and October helped push the percentage revenue growth for the year into the high teens.

This result is higher than what was expected from the 2004 advance commitments that we received at the end of 2003 and at the beginning of 2004, at which time we forecast around a 10% growth in revenue. Undoubtedly, this strong showing has been greatly assisted by the substantial budget increases on the part of advertisers in a few key categories. Mobile phone networks resumed their aggressive marketing activities, more than doubling their spending with us in 2004. Banks, finance companies and credit cards companies showed very significant growth in spending, as they normally do when the consumer economy improves significantly. Among packaged consumer goods, the most notable growth came from skin care products, which is also now our largest category of advertisers in terms of revenue.

Growth in sponsorship revenue continued to exceed expectations in 2003. We see further potential for growth in this area in 2005 and in the coming years. Revenue from the English language channel, Pearl, also met and exceeded our aggressive growth targets by 30%. The high double-digit revenue growth on Pearl for 2003 and 2004 confirms our success in rejuvenating advertisers' interest in the English language TV channel.

The economic growth forecasts for 2005 are somewhat lower than they were for 2004 a year ago. Thus, the expectation for growth in 2005 must be lower than what has been achieved in 2004, particularly since 2003 was a year afflicted by SARS. The total advance commitment for 2005 showed a healthy growth over the same period last year, and this bodes well for the growth prospects of 2005.

TVB Jade and Pearl continued to be the preferred channels for the majority of the people in Hong Kong, with an overall weekday prime time average of 81% among terrestrial Chinese channels for Jade and a weekly average of 74% among terrestrial English channels for Pearl during the year in review.

Programme Licensing and Distribution

Business from distribution and licensing was strong with single-digit percentage growth. The thrust of the growth came from strong video sales in mainland China and increased content supply to television channels in Singapore and Indonesia .

DVD and web piracy still pose a great challenge to our licensing revenue. Nevertheless, more sharing in revenue from natural growth of our licensing income through sharing a bigger subscriber base of our pay TV operator clients made up for the shortfall from the abovementioned areas.

We have also made inroads into content supply to new media such as Video-On-Demand ("VOD") over broadband and 3G operators in selected markets in Asia. This would become an important revenue generator to the Company in a few years to come.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform ("TVBSP") USA

In the USA, the subscriber base of our Jadeworld package on DirecTV achieved a satisfactory double-digit growth. Competition in Putonghua language programming escalated when the bundle of "Great Wall" channels from mainland China entered the market in October 2004.

TVBSP is working closely with DirecTV to enhance our Jadeworld package offer to effectively tackle the changing landscape of the Chinese pay TV business in the USA.

(b) TVB Australia ("TVBA")

In Australia, the subscriber base of our Jadeworld platform grew at a satisfactory double-digit rate. TVBA further strengthened its Putonghua programming with the inclusion of contents from Hunan TV in August 2004.

The stringent cost control measures implemented since early 2004 has resulted in a much improved performance compared to results of the previous year.

(c) The Chinese Channel ("TCC") Europe

Amidst the stagnant market, TCC's subscriber base grew at a mild single-digit rate through improved programming delivered via satellite commencing from August 2004. TCC has also established itself as an effective advertising medium, as reflected in the fast growing advertising revenue.

In 2005, TCC will revise its subscription offer aiming to increase profitability and reduce churn.

Channel Operations

(a) Taiwan

Although the economy of Taiwan was still sluggish in 2004, TVBS managed to grow from an already profitable year of 2003. This had mainly been achieved through advertising growth and cost control.

In late 2004, the Minister of Government Information Office of Taiwan declared that the Government would support the terrestrial TV stations and Taiwan Telecommunications in providing competition to cable TV. He also indicated that the Government would exert tighter control over cable TV. Operators will have to be more cautious in both programming and marketing while facing more competition. Despite this, TVBS plans to enhance its programmes and production as well as to step up its cost control to further improve its profitability in Taiwan.

(b) TVB8 and Xing He

Subscription revenue has increased and the growth was mainly attributed to the licensing of TVB8 and Xing He channels to Galaxy in Hong Kong and Astro in Malaysia. Astro has managed to tackle the pirated set top boxes problem and the subscription numbers had consequently increased. Advertising sales and commission income from Malaysia are still going strong. Subscription income of Xing He from mainland China has made great progress through extensive distribution efforts.

In 2005, TVBI will formulate a marketing plan to concentrate on developing TVB8 and Xing He channels to Mandarin speaking subscribers in Malaysia. In mainland China, we will continue to strengthen our distribution network. Besides, the coverage of Xing He channel will extend to Singapore, Vietnam, Thailand and the USA. It is hoped that a promising subscription revenue can be generated.

(c) Hong Kong Pay TV

During the year, TVB continued to supply a package of 5 channels –TVBN, TVBE, TVBQ, TVB8 and Xing He - to the pay TV platform operated by Galaxy Satellite Broadcasting Limited ("Galaxy").

Other Activities

(a) Jade Animation

Jade Animation is curtailing its production activities as the cost of production in Shenzhen has surpassed many Asian countries like India and the Philippines.

(b) Internet Operations

For the second year running, advertising income on TVB.COM showed good growth in double-digit territory. The factors contributing to this included growth in TVB's programme sponsorships (for which TVB.COM provides a value-added service of building mini-web sites for the sponsors) and increase in advertiser interest in Internet promotion.

Broadband income fell due to a slow down in the growth of new subscribers. This was made up for by the huge increase (from a low base) of 3G content income. The sales of content for 3G devices is most definitely an area of substantial revenue growth in 2005 as all of the major 3G network licensees will be launching their services in the course of the year.

Overall, revenues were up by 5% but cost savings in bandwidth and rent and lower depreciation charges helped to push profit growth beyond 30%.

(c) Magazine Publishing

This was a difficult year for magazine publishers in terms of holding up circulation revenue. Fortunately, the decline in circulation revenue could almost be made up for by the increase in advertising revenue and loose insert revenue, resulting in only a slight drop in total revenue for the year.

Savings in staff expenses and printing costs helped us to achieve a substantial profit growth despite the slight drop in revenue.

Our distribution in mainland China, which started in November 2003, has now run for one full year with a strong indication of increasing demand.

(d) Mainland Joint Venture
2004 saw a dynamic year for TV media industry in mainland China. Spectacular growth was recorded as a result of the prosperous economic situation. There was clear relaxation in government policies, which made it easier for private entities to enter into the market. Our joint venture was a clear beneficiary of this favorable trend.

Our joint venture marked an encouraging 2004 with revenue rising by over two folds. With continuous support from our strategic partners, we have produced reputable TV drama series and launched rewarding advertising models during the year. The momentum remains robust along all business lines.

Our recent 32-episode drama production, which was a dramatized TV series with the mainland's contemporary history from 1940s to 1980s as its background, received great acclaim. It also won "The Fourth Best Rating TV Drama Award, 2004" from Shanghai Dragon TV, the only satellite TV channel of Shanghai Media and Entertainment Group which has nationwide coverage. Underpinned by our well-maintained syndication platform both inside and outside mainland China, we plan to further increase the output of high quality Chinese drama production in 2005.

Our infotainment programme continued to be very well received in Zhejiang province, as evident by its high rating in a number of major cities around the region. We are also in discussion with major channels throughout mainland China on new syndicated time blocks. This viable business model, together with our professional advertising teams, enables our joint ventures to directly capture opportunities from the prosperous advertising market of mainland China.

Together with the coming launch of broadband content services, we are optimistic that the new media business will contribute value-added income to our company in coming years.

(e) Galaxy Satellite TV Holdings
The operation of Galaxy Satellite TV Holdings Limited ("GSTV") was launched on 18 February 2004. GSTV was a joint venture company, with 51% share owned by Intelsat and 49% by TVB. The pay TV service is transmitted via satellite through existing SMATV and CABD networks into set-top boxes at individual homes. As at the end of 2004, Galaxy passed over 600,000 homes in Hong Kong. The service operates on a 24-hr schedule, providing our viewers with a choice of over 30 channels. These consist of high quality local programming plus branded content such as BBC World, CNBC Asia, Bloomberg, HBO, Cinemax, Cartoon Network, Eurosportnews, CCTV, MATV Movies and Celestial Movies. Additional world-class content will be added in 2005 to expand our programme offering.

In September 2004, due to its corporate restructuring, Intelsat decided to terminate its 51% participation in GSTV and transferred all its shareholding of the joint venture to TVB, making TVB the only shareholder of GSTV. As restricted by the pay TV licence granted by the Government, TVB cannot hold more than 50% of the total voting control of GSTV. Hence, a waiver was applied for and granted by the Government which temporarily permits TVB to hold 100% of GSTV, for a period of one year, pending the search for a new shareholder.

Since its commercial launch to date of this report and with limited advertising activities, Galaxy had acquired a subscriber base of over 26,000.

In January 2005, Galaxy signed an agreement with Hutchison Global Communications Limited ("HGC") to deliver Galaxy's pay TV service through HGC's broadband network in Hong Kong. The new agreement will enhance both companies' competitive edges in bringing innovative infotainment services to customers. New services are expected to be launched in the second quarter of 2005. Together with HGC's distribution network, Galaxy aims to pass 2 millions homes by the end of 2005. The two companies will offer customers bundled service packages incorporating Galaxy's pay TV services and HGC's broadband services.

FINANCIAL REVIEW

(a) Investments in Subsidiary Companies and Associates
On 16 September 2004, the Company entered into the Deed ("Share Transfer") with Intelsat (Bermuda) Limited, Intelsat Hong Kong LLC ("Intelsat"), TVB Satellite TV Holdings Limited ("TVB Satellite"), Galaxy Satellite Broadcasting Limited ("Galaxy") and Galaxy Satellite TV Holdings Limited ("GSTV"), pursuant to which Intelsat had unconditionally agreed to transfer its holdings of 542,000,000 shares of HK$1.00 each in GSTV to TVB Satellite or its nominee free of any payment. Upon completion of the Share Transfer in December 2004, GSTV and Galaxy become wholly owned subsidiaries of the Company. In view of above, the Company had applied to the Government for a waiver of the provisions in the Licence held by Galaxy which restricts the Company from holding or beneficially owing 50% or more of the total voting control of GSTV for a period of 12 months from 28 December 2004. This is to give the Company time to find a new investor to take up the shares transferred.

On 4 February 2005, a wholly owned subsidiary of the Company entered into a conditional sale and purchase agreement with Primasia Development Co. Ltd. for the purchase of 30% of the issued share capital in Liann Yee Production Co. Ltd. ("LYP") for a cash consideration of NT$900 million (approximately HK$220.50 million), subject to the terms and conditions of the agreement which included, inter-alia, the approval of the transaction by shareholders at the extraordinary general meeting of the Company's shareholders held on 21 March 2005 ("EGM"). At the EGM, the transaction was duly approved by shareholders. As a result, the Group's interest in the shareholding of LYP increased from 70% to 100%.

Apart from those reported above, there was no other material acquisition or disposal of subsidiaries and associated companies during the year and up to the date of the report.

(b) Capital Assets, Liquidity and Debts
The new TVB City Project has been completed and all capital expenditures incurred are reflected in the accounts for the year. As at 31 December 2004, fixed assets of the Group stood at HK$2,243 million, a decrease over last year end of HK$122 million which was due to depreciation charge on fixed assets offset by a lower level of capital expenditure during the year.

Cash and bank balances as at 31 December 2004 stood at HK$536 million. About 34% of the cash balance was maintained in overseas subsidiaries for their daily operation. To finance current working capital requirements, various banking facilities have been arranged. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars, US Dollars and New Taiwan Dollars.

Accounts receivable increased by 3% from the end of last year, reflecting a higher level of billing for local advertising at the year end. Adequate provision has been made for bad and doubtful debts. Accounts payable increased over last year by 42%, due to the inclusion of an amount of HK$189 million relating to the subscription of unpaid shares in GSTV.

The Group recorded a gearing ratio of 2% as at 31 December 2004 (2003: 19%) which was measured by total debts of HK$61 million (2003: HK$618 million) against a shareholders' fund of HK$3,671 million (2003: HK$3,295 million). The decrease was due to the full repayment of all Hong Kong dollars denominated bank loans by 31 December 2004, leaving only bank loans taken out in foreign currencies.

- Debts consisted of short and long-term bank loans and bank overdrafts taken out for purchase of properties, equipment and studio facilities in Taiwan. Loans totaling HK$58 million (2003: HK$85 million) were secured by assets of subsidiary companies.
- All debts are subject to floating rates of interest at an agreed percentage above the prevailing lending rates of banks.
- The debt maturity profile as at 31 December 2004 was as follows: within one year HK$12 million (20%); in the second year HK$6 million (10%); in the third to fifth years HK$19 million (31%) and after the fifth year HK$24 million (39%).
- Debts were denominated mainly in New Taiwan Dollars (89%), British Pounds (4%) and US Dollars (7%).
- The Group had no committed borrowing facilities during the year.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 18% to HK$199 million (2003: HK$243 million).

(c) Contingent Liabilities
There were guarantees to the extent of HK$8.8 million (2003: HK$1.1 million) provided to bankers for banking facilities.

(d) Exposure to Fluctuations in Exchange Rates and Related Hedges
As of 31 December 2004, exchange contracts, entered into with banks to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers, amounted to HK$5.8 million. There was an unrealised loss on these contracts of HK$0.5 million which has not been recognised in the accounts.

HUMAN RESOURCES

As of 31 December 2004, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 4,843 (December 2003: 5,242) full-time employees. About 28% of our manpower was employed in overseas subsidiaries and was paid on a scale and system relevant to their localities and local legislations. In Hong Kong, different pay schemes are in operation for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on on-target-earning packages which comprised of salary and sales commissions. Non-sales personnel are remunerated on a monthly salary. Qualified non-sales personnel received a discretionary bonus equivalent to a twenty-fourth of their annual salary in 2004.

No employee share option scheme was adopted by the Group during the year. From time to time, the Group organizes, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enrol on their own initiative.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

CORPORATE GOVERNANCE

During the year, the Company was in compliance with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") in force prior to 1 January 2005, save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

On 1 September 2004, the Company adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. The Company has made specific enquiries of all directors regarding any non-compliance with the Model Code during the year, and received confirmations from all the directors that they had fully complied with the required standard set out in the Model Code.

The Company has received, from each of the independent non-executive directors, a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers that all the independent non-executive directors are independent.

AUDIT COMMITTEE

In compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules, an Audit Committee was established on 1 January 1999 with written terms of reference adopted from "A Guide For The Formation of An Audit Committee" published by the Hong Kong Institute of Certified Public Accountants. The Audit Committee comprises all the independent non-executive directors, with the Chairman of the Audit Committee having appropriate professional qualifications and experience in financial matters.

The Audit Committee has reviewed with the management of the Company the accounting principles and practices adopted by the Group, and discussed internal controls and financial reporting matters, including a review of the audited financial statements for the year ended 31 December 2004, before they were presented to the Board of Directors for approval.

ANNUAL REPORT

The 2004 annual report of the Company, containing all the information required by paragraphs 45(1) and 45(3) inclusive of Appendix 16 of the Listing Rules in force prior to 31 March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1 July 2004 under the transitional arrangements, will be published on the Stock Exchange of Hong Kong Limited's website (www.hkex.com.hk) and the Company's website (www.tvb.com) within 14 days from the date of this announcement.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11 a.m. on Wednesday, 25 May 2005 at the Harbour Room, Mezzanine floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 4 May 2005 to 25 May 2005, both dates inclusive.

By Order of the Board
Mak Yau Kee, Adrian
Company Secretary

Hong Kong, 23 March 2005

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Sir Run Run Shaw, G.B.M. *(Executive Chairman)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(Executive Deputy Chairman)*
Mona Fong *(Deputy Chairperson)*
Louis Page *(Managing Director)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee * *(and also alternate director to Lee Jung Sen)*
Lee Jung Sen, O.B.E. *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee *(alternate director to Christina Lee Look Ngan Kwan)*

* *Independent non-executive directors*



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liabilities)

(Stock Code: 511)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at the Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 25 May 2005 at 11:00 a.m. for the following purposes:–

(1) To receive and consider the Company's Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2004;

(2) To sanction a final dividend;

(3) To elect Directors and to fix their remuneration;

(4) To appoint Auditors and authorise the Directors to fix their remuneration; and

(5) As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:–

(I) THAT:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (II), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong.

(II) THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution.

(III) THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (I) above in respect of the share capital of the Company referred to in paragraph (c) (ii) of such resolution.

By Order of the Board
Mak Yau Kee, Adrian
Company Secretary

Hong Kong, 23 March 2005

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. The Register of Members of the Company will be closed from 4 May 2005 to 25 May 2005 both dates inclusive.

3. Explanatory Notes To The Resolutions

Set out below is a brief explanation of the purpose of each resolution.

Resolution No.:	Purpose
(5)(I)	General Mandate authorising the directors to issue additional shares.
(5)(II)	General Mandate authorising the directors to repurchase issued shares.
(5)(III)	Extension of authority given under Resolution (5)(I) to shares repurchased under the authority given in Resolution (5)(II).